Letters Patent of Incorporation	Lettres patentes de constitution

Insurance Companies Act	Loi sur les sociétés d’assurances

The Secretary of State (International Financial Institutions), on behalf of the Minister of Finance and pursuant to section 22 of the Insurance Companies Act:	Au nom du ministre des Finances et en vertu de l’article 22 de la Loi sur les sociétés d’assurances, le secrétaire d’État (Institutions financières internationales) :

• incorporates a company under the name Sun Life of Canada Holdings Corp. and, in French, Les Holdings Sun Life du Canada Corp.;	• constitue une société sous la dénomination social Les Holdings Sun Life du Canada Corp. et, en anglais, Sun Life of Canada Holdings Corp.;

• declares that the head office of the company shall be in the City of Toronto, in the Province of Ontario; and	• fixe le siège de la société dans la ville de Toronto, dans la province de l’Ontario;

• declares that the company is to come into existence on the day on which these letters patent are dated.	• statue que la société sera constituée à compter de la date des présentes lettres patentes.

Dated August 5, 1999	Date le 5 août 1999

Secretary of State
(International Financial Institutions)
Le secrétaire d’État
(Institutions financières internationales)
OSFI/BSIF 429